FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month December, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Enclosed, please find the schedule of the Analyst Day (virtual) held on December 4, 2020. Presentations made to analysts during the meet are also available on the Bank’s website www.icicibank.com

You are requested to take note of above and arrange to bring it to the notice of all concerned.

SCHEDULE

Analyst Day (virtual) held on December 4, 2020

Sr. No.	Attendees: Fund/firm
1	Ambit Capital
2	Antique Capital
3	Anvil Broking
4	Asian Markets Securities
5	Axis Capital
6	B&K Securities
7	Bernstein
8	BNP Paribas
9	BoB Capital Markets Ltd
10	BofA Securities
11	Centrum Broking
12	Citigroup Global Markets India Private Limited
13	CLSA Securities India
14	Credit Suisse
15	Daiwa Securities
16	Dalal & Broacha
17	DAM Capital
18	Dolat Capital
19	Edelweiss Securities Limited
20	Elara Capital
21	Emkay Global
22	Equirius Securities
23	Goldman Sachs
24	Haitong Securities
25	HDFC Securities
26	HSBC Securities and Capital Markets (India) Private Limited
27	ICICI Securities
28	IDBI Capital
29	IIFL Securities Limited
30	Incred Capital
31	Investec
32	J.P.Morgan
33	Jefferies
34	JM Financial
35	Kotak Securities
36	Macquarie
37	Morgan Stanley
38	Motilal Oswal Securities
39	Nirmal Bang
40	Nomura

Sr. No.	Attendees: Fund/firm
41	Phillip Capital
42	Prabhudas Liladher
43	Quantum Securities
44	Spark Capital
45	Systematix Shares
46	UBS

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	December 4, 2020	By:	/s/s/Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	Company Secretary